FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of November 10, 2008

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ☑    Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris' consolidated condensed interim financial statements September 30, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2008

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

TENARIS S.A.

CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

SEPTEMBER 30, 2008

46a, Avenue John F. Kennedy - 2nd Floor.
L - 1855 Luxembourg

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENT

(all amounts in thousands of U.S. dollars, unless otherwise stated)		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2008	2007	2008	2007
Continuing operations		(Unaudited)
Net sales	3	3,118,512	2,433,773	8,893,084	7,414,040
Cost of sales	3 & 4	(1,745,064)	(1,375,736)	(5,088,664)	(4,041,552)
Gross profit		1,373,448	1,058,037	3,804,420	3,372,488
Selling, general and administrative expenses	3 & 5	(459,165)	(387,632)	(1,350,835)	(1,160,908)
Other operating income (expense), net	3	19,633	1,277	14,966	(11,075)
Operating income		933,916	671,682	2,468,551	2,200,505
Interest income	6	16,881	22,635	45,660	65,017
Interest expense	6	(40,184)	(79,728)	(142,454)	(205,437)
Other financial results	6	(32,032)	(12,851)	(45,188)	(10,725)
Income before equity in earnings of associated companies and income tax		878,581	601,738	2,326,569	2,049,360
Equity in earnings of associated companies		24,290	18,280	122,386	73,585
Income before income tax		902,871	620,018	2,448,955	2,122,945
Income tax		(271,714)	(195,856)	(698,910)	(662,070)
Income for continuing operations		631,157	424,162	1,750,045	1,460,875
Discontinued operations
Income for discontinued operations	12	-	12,202	411,110	19,369
Income for the period		631,157	436,364	2,161,155	1,480,244

Attributable to:
Equity holders of the Company		570,635	400,952	2,031,149	1,377,206
Minority interest		60,522	35,412	130,006	103,038
		631,157	436,364	2,161,155	1,480,244
Earnings per share attributable to the equity holders of the Company during the period
Weighted average number of ordinary shares (thousands)		1,180,537	1,180,537	1,180,537	1,180,537
Earnings per share (U.S. dollars per share)		0.48	0.34	1.72	1.17
Earnings per ADS (U.S. dollars per ADS)		0.97	0.68	3.44	2.33

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. The report of the Independent Registered Public Accounting Firm on these Consolidated Condensed Interim Financial Statements is issued as a separate document. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2007.

CONSOLIDATED CONDENSED INTERIM BALANCE SHEET

(all amounts in thousands of U.S. dollars)		At September 30, 2008		At December 31, 2007
	Notes	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	7	3,307,590		3,269,007
Intangible assets, net	8	4,347,873		4,542,352
Investments in associated companies		630,426		509,354
Other investments		38,099		35,503
Deferred tax assets		356,333		310,590
Receivables		50,857	8,731,178	63,738	8,730,544
Current assets
Inventories		3,334,040		2,598,856
Receivables and prepayments		248,805		222,410
Current tax assets		143,251		242,757
Trade receivables		2,027,081		1,748,833
Other investments		26,997		87,530
Cash and cash equivalents		1,489,787	7,269,961	962,497	5,862,883
Current and non current assets held for sale	12		-		651,160
			7,269,961		6,514,043
Total assets			16,001,139		15,244,587
EQUITY
Capital and reserves attributable to the Company’s equity holders			8,686,199		7,006,277
Minority interest			572,234		523,573
Total equity			9,258,433		7,529,850
LIABILITIES
Non-current liabilities
Borrowings		1,600,884		2,869,466
Deferred tax liabilities		1,111,196		1,233,836
Other tax liabilities		7,772		-
Other liabilities		181,872		185,410
Provisions		100,292		97,912
Trade payables		1,155	3,003,171	47	4,386,671
Current liabilities
Borrowings		1,404,051		1,150,779
Current tax liabilities		560,430		341,028
Other liabilities		296,819		252,204
Provisions		27,801		19,342
Customer advances		360,093		449,829
Trade payables		1,090,341	3,739,535	847,842	3,061,024
Liabilities associated with current and non-current assets held for sale	12		-		267,042
			3,739,535		3,328,066
Total liabilities			6,742,706		7,714,737
Total equity and liabilities			16,001,139		15,244,587

Contingencies, commitments and restrictions to the distribution of profits are disclosed in Note 10.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. The report of the Independent Registered Public Accounting Firm on these Consolidated Condensed Interim Financial Statements is issued as a separate document. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2007.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY
(all amounts in thousands of U.S. dollars)

	Attributable to equity holders of the Company
	Share Capital	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings (*)	Minority Interest	Total
								(Unaudited)
Balance at January 1, 2008	1,180,537	118,054	609,733	266,049	18,203	4,813,701	523,573	7,529,850

Currency translation differences	-	-	-	(55,033)	-	-	(12,980)	(68,013)
Change in equity reserves	-	-	-	-	738	-	(178)	560
Acquisition and decrease of minority interest	-	-	-	-	(1,798)	-	(8,070)	(9,868)
Dividends paid in cash	-	-	-	-	-	(295,134)	(60,117)	(355,251)
Income for the period	-	-	-	-	-	2,031,149	130,006	2,161,155
Balance at September 30, 2008	1,180,537	118,054	609,733	211,016	17,143	6,549,716	572,234	9,258,433

	Attributable to equity holders of the Company
	Share Capital	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings	Minority Interest	Total
								(Unaudited)
Balance at January 1, 2007	1,180,537	118,054	609,733	3,954	28,757	3,397,584	363,011	5,701,630

Currency translation differences	-	-	-	226,487	-	-	36,242	262,729
Change in equity reserves	-	-	-	-	(8,229)	-	-	(8,229)
Acquisition and decrease of minority interest	-	-	-	-	-	-	20,783	20,783
Dividends paid in cash	-	-	-	-	-	(354,161)	(45,315)	(399,476)
Income for the period	-	-	-	-	-	1,377,206	103,038	1,480,244
Balance at September 30, 2007	1,180,537	118,054	609,733	230,441	20,528	4,420,629	477,759	7,057,681

(*) Retained Earnings calculated in accordance with Luxembourg Law are disclosed in Note 10.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. The report of the Independent Registered Public Accounting Firm on these Consolidated Condensed Interim Financial Statements is issued as a separate document. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2007.

CONSOLIDATED CONDENSED INTERIM CASH FLOW STATEMENT

		Nine-month period ended September 30,
(all amounts in thousands of U.S. dollars)	Notes	2008	2007
Cash flows from operating activities		(Unaudited)
Income for the period		2,161,155	1,480,244
Adjustments for:
Depreciation and amortization	7 & 8	403,758	371,647
Income tax accruals less payments		(219,750)	(220,582)
Equity in earnings of associated companies		(122,386)	(73,585)
Income from the sale of pressure control business		(394,323)	-
Interest accruals less payments, net		26,507	63,519
Changes in provisions		10,839	(4,279)
Changes in working capital		(803,078)	94,669
Other, including currency translation adjustment		22,969	77,498
Net cash provided by operating activities		1,085,691	1,789,131

Cash flows from investing activities
Capital expenditures	7 & 8	(337,138)	(334,568)
Acquisitions of subsidiaries and minority interest	11	(9,868)	(1,927,227)
Other disbursements relating to the acquisition of Hydril		-	(71,580)
Proceeds from the sale of pressure control business (*)	12	1,113,805	-
Decrease in subsidiaries		-	(1,195)
Proceeds from disposal of property, plant and equipment and intangible assets		12,166	6,923
Dividends received		13,636	11,496
Investments in short terms securities		60,533	(30,842)
Other		(3,428)	-
Net cash provided by / (used in) investing activities		849,706	(2,346,993)
Cash flows from financing activities
Dividends paid		(295,134)	(354,161)
Dividends paid to minority interest in subsidiaries		(60,117)	(45,315)
Proceeds from borrowings		731,205	2,451,963
Repayments of borrowings		(1,777,464)	(1,247,324)
Net cash (used in) / provided by financing activities		(1,401,510)	805,163

Increase in cash and cash equivalents		533,887	247,301
Movement in cash and cash equivalents
At the beginning of the period		954,303	1,365,008
Effect of exchange rate changes		(24,548)	36,245
Increase in cash and cash equivalents		533,887	247,301
At September 30,		1,463,642	1,648,554

	At September 30,
Cash and cash equivalents	2008	2007
Cash and bank deposits	1,489,787	1,651,780
Bank overdrafts	(26,145)	(3,205)
Restricted bank deposits	-	(21)
	1,463,642	1,648,554
Non-cash financing activity
Conversion of debt to equity in subsidiaries	-	35,140

(*) Includes $394 million of after-tax gain, $381 million of assets and liabilities held for sale and $339 million of income tax charges and related expenses.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. The report of the Independent Registered Public Accounting Firm on these Consolidated Condensed Interim Financial Statements is issued as a separate document. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2007.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information
2	Accounting policies and basis of presentation
3	Segment information
4	Cost of sales
5	Selling, general and administrative expenses
6	Financial results
7	Property, plant and equipment, net
8	Intangible assets, net
9	Earnings and dividends per share
10	Contingencies, commitments and restrictions to the distribution of profits
11	Business combinations and other acquisitions
12	Current and non current assets held for sale and discontinued operations
13	Related party transactions
14	Investment in Ternium: Sidor nationalization process
15	Subsequent event
16	Recently issued accounting pronouncements

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
(In the notes all amounts are shown in U.S. dollars, unless otherwise stated)

1	General information

Tenaris S.A. (the “Company”), a Luxembourg corporation (societé anonyme holding), was incorporated on December 17, 2001 as a holding company in steel pipe manufacturing and distributing operations. The Company holds, either directly or indirectly, controlling interests in various subsidiaries. References in these Consolidated Condensed Interim Financial Statements to “Tenaris” refer to Tenaris S.A. and its consolidated subsidiaries. A list of the principal Company’s subsidiaries is included in Note 31 to the audited Consolidated Financial Statements for the year ended December 31, 2007.

These Consolidated Condensed Interim Financial Statements were approved for issue by the Company’s Board of Directors on November 6, 2008.

2	Accounting policies and basis of presentation

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies used in the preparation of these Consolidated Condensed Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2007. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2007, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board and adopted by the European Union.

Certain comparative amounts have been reclassified to conform to changes in presentation in the current year.

The preparation of Consolidated Condensed Interim Financial Statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet dates, and the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.

Material intercompany transactions and balances between the Company’s subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from intercompany transactions are generated. These are included in the Consolidated Condensed Interim Income Statement under Other financial results.

3	Segment information

Reportable operating segments
	(Unaudited)
(all amounts in thousands of U.S. dollars)	Tubes	Projects	Other	Total Continuing operations	Total Discontinued operations (*)
Nine-month period ended September 30, 2008
Net sales	7,326,227	958,970	607,887	8,893,084	98,388
Cost of sales	(3,971,943)	(688,314)	(428,407)	(5,088,664)	(57,712)
Gross profit	3,354,284	270,656	179,480	3,804,420	40,676
Selling, general and administrative expenses	(1,169,433)	(95,910)	(85,492)	(1,350,835)	(13,799)
Other operating income (expenses), net	19,227	(1,544)	(2,717)	14,966	129
Operating income	2,204,078	173,202	91,271	2,468,551	27,006
Depreciation and amortization	365,829	15,706	22,223	403,758	8,965

Nine-month period ended September 30, 2007
Net sales	6,399,655	560,871	453,514	7,414,040	139,018
Cost of sales	(3,291,194)	(396,979)	(353,379)	(4,041,552)	(91,015)
Gross profit	3,108,461	163,892	100,135	3,372,488	48,003
Selling, general and administrative expenses	(1,035,141)	(60,181)	(65,586)	(1,160,908)	(22,756)
Other operating income (expenses), net	(16,323)	2,977	2,271	(11,075)	(433)
Operating income	2,056,997	106,688	36,820	2,200,505	24,814
Depreciation and amortization	323,673	14,331	19,853	357,857	13,790

Geographical information
		(Unaudited)
(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Far East & Oceania	Total Continuing operations	Total Discontinued operations (*)
Nine-month period ended September 30, 2008
Net sales	3,345,675	2,187,911	1,439,608	1,385,475	534,415	8,893,084	98,388
Depreciation and amortization	227,341	80,368	84,581	943	10,525	403,758	8,965

Nine-month period ended September 30, 2007
Net sales	2,368,487	1,633,498	1,231,940	1,634,364	545,751	7,414,040	139,018
Depreciation and amortization	199,192	90,416	60,941	815	6,493	357,857	13,790

(*) Corresponds to pressure control operations.

Allocation of net sales to geographical information is based on customer location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). For geographical information purposes, “North America” comprises principally Canada, Mexico and the USA; “South America” comprises principally Argentina, Brazil, Venezuela and Colombia; “Europe” comprises principally Italy, Romania and the United Kingdom; “Middle East and Africa” comprises principally Algeria, Kuwait, Saudi Arabia and the United Arab Emirates; “Far East and Oceania” comprises principally China and Japan.

4	Cost of sales

	Nine-month period ended September 30,
(all amounts in thousands of U.S. dollars)	2008	2007
	(Unaudited)
Inventories at the beginning of the period	2,598,856	2,372,308
Plus: Charges of the year
Raw materials, energy, consumables and other	4,416,969	3,003,477
Increase in inventory due to business combinations	-	152,500
Services and fees	304,384	293,941
Labor cost	705,460	542,308
Depreciation of property, plant and equipment	215,556	191,939
Amortization of intangible assets	1,605	1,015
Maintenance expenses	162,735	139,406
Provisions for contingencies	12	3,212
Allowance for obsolescence	(12,522)	16,429
Taxes	6,590	5,428
Other	80,771	53,455
	5,881,560	4,403,110
Less: Inventories at the end of the period	(3,334,040)	(2,642,851)
	5,146,376	4,132,567
From Discontinued operations	(57,712)	(91,015)
	5,088,664	4,041,552

5	Selling, general and administrative expenses

	Nine-month period ended September 30,
(all amounts in thousands of U.S. dollars)	2008	2007
	(Unaudited)
Services and fees	158,712	144,071
Labor cost	334,206	297,446
Depreciation of property, plant and equipment	9,328	9,731
Amortization of intangible assets	186,234	168,962
Commissions, freight and other selling expenses	424,958	339,983
Provisions for contingencies	28,615	24,872
Allowances for doubtful accounts	12,798	3,961
Taxes	118,608	108,467
Other	91,175	86,171
	1,364,634	1,183,664
From Discontinued operations	(13,799)	(22,756)
	1,350,835	1,160,908

6	Financial results

	Nine-month period ended September 30,
(all amounts in thousands of U.S. dollars)	2008	2007
	(Unaudited)
Interest income	45,901	65,065
Interest expense	(142,469)	(205,493)
Interest net	(96,568)	(140,428)
Net foreign exchange transaction results and changes in fair value of derivative instruments	(29,847)	(3,626)
Other	(15,329)	(7,196)
Other financial results	(45,176)	(10,822)
Net financial results	(141,744)	(151,250)
From Discontinued operations	(238)	105
	(141,982)	(151,145)

Each comparative item included in this note differs from its corresponding line in the income statement because it includes discontinued operations’ results.

Tenaris has identified certain embedded derivatives and in accordance with IAS 39 (“Financial Instruments: Recognition and Measurement”) accounted them separately from their host contracts. This result has been recognized under “Net foreign exchange transaction results and changes in fair value of derivative instruments”.

7	Property, plant and equipment, net

(all amounts in thousands of U.S. dollars)	2008	2007
	(Unaudited)
Nine-month period ended September 30,
Opening net book amount	3,269,007	2,939,241
Currency translation differences	(39,638)	105,782
Additions	313,046	317,813
Increase due to business combinations	-	152,540
Disposals	(10,595)	(6,741)
Transfers	(1,600)	(1,406)
Reclassifications	-	(19,396)
Depreciation charge	(222,630)	(201,670)
At September 30,	3,307,590	3,286,163

8	Intangible assets, net

(all amounts in thousands of U.S. dollars)	2008	2007
	(Unaudited)
Nine-month period ended September 30,
Opening net book amount	4,542,352	2,844,498
Currency translation differences	(37,472)	84,024
Additions	24,092	16,755
Increase due to business combinations	-	2,135,195
Disposals	(1,571)	(182)
Transfers	1,600	1,406

Reclassifications	-	(11,069)
Amortization charge	(181,128)	(169,977)
At September 30,	4,347,873	4,900,650

9	Earnings and dividends per share

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the daily weighted average number of ordinary shares in issue during the period.

	Nine-month period ended September 30,
	2008	2007
	(Unaudited)
Net income attributable to equity holders	2,031,149	1,377,206
Weighted average number of ordinary shares in issue	1,180,537	1,180,537
Basic and diluted earnings per share	1.72	1.17
Basic and diluted earnings per ADS	3.44	2.33
Net income from discontinued operations	411,110	19,369
Basic and diluted earnings per share	0.35	0.02
Basic and diluted earnings per ADS	0.70	0.03

On June 4, 2008, the Company’s shareholders approved an annual dividend in the amount of $0.38 per share ($0.76 per ADS) of common stock currently issued and outstanding. The amount approved included the interim dividend previously paid in November 2007, in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.25 per share ($0.50 per ADS), was paid on June 26, 2008. In the aggregate, the interim dividend paid in November 2007 and the balance paid in June 2008 amounted to approximately $450 million.

10	Contingencies, commitments and restrictions to the distribution of profits

Contingencies

This note should be read in conjunction with Note 26 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2007.

Asbestos-related litigation

Dalmine S.p.A. (“Dalmine”), a Tenaris subsidiary organized in Italy is currently subject to 14 civil proceedings for work-related injuries arising from the use of asbestos in its manufacturing processes during the period from 1960 to 1980. In addition, another 46 asbestos related out-of-court claims and 1 civil party claim have been forwarded to Dalmine.

As of September 30, 2008, the total claims pending against Dalmine were 61 (of which, 1 is covered by insurance): during the nine-month period ended September 30, 2008 6 new claims were filed, 4 claims were adjudicated, out of which 2 were paid, no claim was dismissed and no claim was settled. Aggregate settlement costs to date for Tenaris are Euro 6.1 million ($8.7 million). Dalmine estimates that its potential liability in connection with the claims not yet settled is approximately Euro 21.3 million ($30.4 million).

Accruals for Dalmine’s potential liability are based on the average of the amounts paid by Dalmine for asbestos-related claims plus an additional amount related to some reimbursements requested by the social security authority. The maximum potential liability is not determinable as in some cases the requests for damages do not specify amounts, and instead is to be determined by the court. The timing of payment of the amounts claimed is not presently determinable.

10	Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Contingencies (Cont.)

Maverick litigation

On December 11, 2006, The Bank of New York (“BNY”), as trustee for the holders of Tenaris’ subsidiary Maverick Tube Corporation (“Maverick”) 2004 4% Convertible Senior Subordinated Notes due 2033 issued pursuant to an Indenture between Maverick and BNY (“Noteholders”), filed a complaint against Maverick and Tenaris in the United States District Court for the Southern District of New York. The complaint alleges that Tenaris’ acquisition of Maverick triggered the “Public Acquirer Change of Control” provision of Indenture, asserting breach of contract claim against Maverick for refusing to deliver the consideration specified in the “Public Acquirer Change of Control” provision of the Indenture to Noteholders who entered their notes for such consideration. This complaint seeks a declaratory judgment that Tenaris’ acquisition of Maverick was a “Public Acquirer Change of Control” under the Indenture, and asserts claims for tortuous interference with contract and unjust enrichment against Tenaris. Defendants filed a motion to dismiss the complaint, or in the alternative, for summary judgment on March 13, 2007. Plaintiff filed a motion for partial summary judgment on the same date. On January 25, 2008, Law Debenture Trust Company of New York (as successor to BNY as trustee under the Indenture) was substituted for BNY as plaintiff.

On October 15, 2008, the court issued a decision on this matter. The court denied the plaintiff’s motion for summary judgment while granting the defendants’ motion for summary judgment. This ruling may still be subject to appeal, which may be filed within 30 days.

Tenaris believes that these claims are without merit. Accordingly, no provision was recorded in these Consolidated Condensed Interim Financial Statements. Were plaintiff to prevail, Tenaris estimates that the recovery would be approximately $50 million.

Conversion of tax loss carry-forwards

On December 18, 2000, the Argentine tax authorities notified Siderca S.A.I.C., a Tenaris subsidiary organized in Argentina (“Siderca”), of an income tax assessment related to the conversion of tax loss carry-forwards into Debt Consolidation Bonds under Argentine Law No. 24.073. The adjustments proposed by the tax authorities represent an estimated contingency of ARP 81.8 million (approximately $26 million) at September 30, 2008, in taxes and penalties. Based on the views of Siderca’s tax advisors, Tenaris believes that the ultimate resolution of the matter will not result in a material obligation. Accordingly, no provision was recorded in these Consolidated Condensed Interim Financial Statements.

Customer Claim

A lawsuit was filed on September 6, 2007, against three Tenaris’ subsidiaries, alleging negligence, gross negligence and intentional acts characterized as fraudulent inducement concerning allegedly defective well casing. Plaintiff alleged the complete loss of one natural gas production well and formation damage that precludes further exploration and production at the well site. The lawsuit was subsequently amended to add the Company and other of its subsidiaries as defendants and to change the claims to be breach of contract and fraud. On October 22, 2008, the Plaintiff again amended its petition to add new counts (including strict liability) and increase its prayer for damages to $245 million, plus punitive damages, treble damages and attorney fees. Each petition was tendered to a Tenaris subsidiary insurer, and the Tenaris subsidiary received the insurer’s agreement to provide a defense. The insurer has reserved its rights with respect to its indemnity obligations. A provision in the amount of $2.3 million has been recorded in these Consolidated Condensed Interim Financial Statements.

10	Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Commitments

Set forth is a description of Tenaris’s main outstanding commitments:

·
A Tenaris company is a party to a five year contract with Nucor Corporation, under which it committed to purchase from Nucor steel coils, with deliveries starting in January 2007. Prices are adjusted quarterly in accordance with market conditions and the estimated aggregate amount of the contract at current prices is approximately $1,409 million.

·
A Tenaris company is a party to a ten year raw material purchase contract with QIT, under which it committed to purchase steel bars, with deliveries starting in July 2007. The estimated aggregate amount of the contract at contract prices is approximately $276 million.

·
A Tenaris company is a party to a steel coils supply agreement with IPSCO, under which it is committed to purchase steel until June, 2009. Prices are adjusted monthly or quarterly and the estimated aggregate amount of the contract at current prices is approximately $44.5 million.

·
A Tenaris company is a party to transportation capacity agreements with Transportadora de Gas del Norte S.A. for purchasing capacity of 1,000,000 cubic meters per day until 2017. As of September 30, 2008, the outstanding value of this commitment was approximately $45.4 million. The Tenaris company also expects to obtain additional gas transportation capacity of 315,000 cubic meters per day until 2027. This commitment is subject to the enlargement of certain pipelines in Argentina.

·
In August 2004 a Tenaris company organized in Venezuela, entered into a ten-year off-take contract pursuant to which it is required to sell to Sidor S.A. (“Sidor”) on a take-or-pay basis 29.9% of its HBI production. In addition, Sidor has the right to increase its proportion on Tenaris subsidiary production by an extra 19.9% until reaching 49.8% of its HBI production. Under the contract, the sale price is determined on a cost-plus basis. The contract is renewable for additional three year periods unless Tenaris subsidiary or Sidor object its renewal upon one-year notice.

·
In July 2004, a Tenaris company entered into a twenty-year agreement with C.V.G. Electrificación del Caroní, C.A. (“Edelca”) for the purchase of electric power under certain take-or-pay conditions, with an option to terminate the contract at any time upon three years notice. The estimated aggregated amount of the contract at contract prices is approximately $41.6 million.

·
A Tenaris company is a party to a contract with Siderar for the supply of steam generated at the power generation facility owned by Tenaris in San Nicolas, Argentina. Under this contract, the Tenaris company is required to provide 250 tn/hour of steam and Siderar has the obligation to take or pay this volume. The contract is due to terminate in 2018.

Restrictions to the distribution of profits and payment of dividends

As of September 30, 2008, shareholders' equity as defined under Luxembourg law and regulations consisted of:

(all amounts in thousands of U.S. dollars)	(unaudited)
Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733
Retained earnings including net income for the nine-month period ended September 30, 2008	3,107,837
Total shareholders equity in accordance with Luxembourg law	5,016,161

10	Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Restrictions to the distribution of profits and payment of dividends (Cont.)

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company’s share capital. As of September 30, 2008, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

At September 30, 2008, retained earnings and result for the financial period of Tenaris under Luxembourg law totals $3.1 billion, as detailed below.

(all amounts in thousands of U.S. dollars)	(unaudited)
Retained earnings at December 31, 2007 under Luxembourg law	2,399,973
Dividends received	1,039,244
Dividends paid	(295,134)
Other income and expenses for the nine-month period ended September 30, 2008	(36,246)
Retained earnings at September 30, 2008 under Luxembourg law	3,107,837

11	Business combinations and other acquisitions

(a) Acquisition of Hydril Company (“Hydril”)

On May 7, 2007, Tenaris paid $2.0 billion to acquire Hydril, a North American manufacturer of premium connections and pressure control products for the oil and gas industry. To finance the acquisition, Tenaris entered into syndicated loans in the amount of $2.0 billion, of which $0.5 billion were used to refinance an existing loan in the Company. The balance of the acquisition cost was paid out of cash on hand. Of the loan amount, $1.7 billion was allocated to the Company and the balance to Hydril.

The main covenants on these loan agreements are limitations on liens and encumbrances, limitations on the sale of certain assets, restrictions in investments and compliance with financial ratios (e.g., leverage ratio and interest coverage ratio in Hydril’s syndicated loan agreement, and leverage ratio and debt service coverage ratio in the Company’s syndicated loan agreement). In addition, Hydril’s syndicated loan agreement has certain restrictions in capital expenditures. The Company’s syndicated loan agreement was secured with a pledge of 100% of Hydril’s shares; upon each payment or prepayment under this agreement, the number of shares subject to the pledge would be reduced proportionally, and the pledge would be completely released immediately after the aggregate outstanding principal amount of the loan is less than or equal to $0.6 billion.

In November 2007, the Company prepaid loans under the Company’s syndicated loan agreement in a principal amount of $0.7 billion plus accrued interest thereon to such date. In May and July 2008, the Company prepaid loans under the Company’s syndicated loan agreement in a principal amount of $0.75 billion. As a result of such prepayments, the pledge of Hydril’s shares has been released and the restrictions on payments of dividends, repurchase or redemption of shares under the Company’s syndicated loan are not applicable.

During 2008, Hydril’s syndicated loan was partially paid in an amount of $33 million.

Tenaris began consolidating Hydril’s balance sheet and results of operations as from May, 2007.

(b) Minority Interest

During the nine-month period ended September 30, 2008, additional shares of Confab, Dalmine, Donasid and Energy Network were acquired from minority shareholders for approximately $9.9 million.

12	Current and non current assets held for sale and discontinued operations

Sale of Hydril pressure control business

On April 1, 2008, Tenaris sold to General Electric Company (GE) the pressure control business acquired as part of the Hydril transaction for an amount equivalent on a debt-free basis to approximately $1,114 million. The result of this transaction was an after-tax gain of $394.3 million, calculated as the net proceeds of the sale less the book value of net assets held for sale, the corresponding tax effect and related expenses.

(i) Income for discontinued operations:

	Nine-month period ended September 30,
(all amounts in thousands of U.S. dollars)	2008	2007
	(Unaudited)	(Unaudited)
Income for discontinued operations	16,787	19,369
After tax gain on the sale of pressure control business	394,323	-
Net Income for discontinued operations	411,110	19,369

(ii) Net cash flows attributable to discontinued operations:

Cash flows provided by operating activities in 2008 until the sale of the pressure control business amounted to $40.7 million. Cash flows used in investing activities amounted to $3.4 million. These amounts were estimated only for disclosure purposes.

Cash and cash equivalents from discontinued operations increased by $37.3 million in 2008.

13	Related party transactions

Based on the information most recently available to the Company, as of  September 30, 2008:

●	San Faustin N.V. owned 713,605,187 shares in the Company, representing 60.4% of the Company’s capital and voting rights.

●	San Faustín N.V. owned all of its shares in the Company through its wholly-owned subsidiary I.I.I. Industrial Investments Inc.

●
Rocca & Partners S.A. controlled a significant portion of the voting power of San Faustín N.V. and had the ability to influence matters affecting, or submitted to a vote of the shareholders of San Faustín N.V., such as the election of directors, the approval of certain corporate transactions and other matters concerning the company’s policies.

●	There were no controlling shareholders for Rocca & Partners.

●	Tenaris’s directors and executive officers as a group owned 0.2% of the Company’s outstanding shares, while the remaining 39.4% were publicly traded.

At September 30, 2008, the closing price of Ternium S.A. (“Ternium”) ADS as quoted on the New York Stock Exchange was $17.24 per ADS, giving Tenaris’s ownership stake a market value of approximately $396 million. At September 30, 2008, the carrying value of Tenaris’s ownership stake in Ternium was approximately $610 million.

Transactions and balances disclosed as with “Associated” companies are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions with related parties which are not Associated and which are not consolidated are disclosed as “Other”.

13	Related party transactions (Cont.)

The transactions and balances with related parties are shown below:

(all amounts in thousands of U.S. dollars)
		(Unaudited)
	Nine-month period ended September 30, 2008
		Associated (1)	Other	Total
(i)	Transactions
	(a) Sales of goods and services
	Sales of goods	48,321	27,586	75,907
	Sales of services	14,483	2,413	16,896
		62,804	29,999	92,803

	(b) Purchases of goods and services
	Purchases of goods	91,781	16,017	107,798
	Purchases of services	82,791	53,717	136,508
		174,572	69,734	244,306

		(Unaudited)
	Nine-month period ended September 30, 2007
		Associated (2)	Other	Total
(i)	Transactions
	(a) Sales of goods and services
	Sales of goods	74,494	30,731	105,225
	Sales of services	16,314	4,073	20,387
		90,808	34,804	125,612

	(b) Purchases of goods and services
	Purchases of goods	188,436	14,627	203,063
	Purchases of services	69,608	57,821	127,429
		258,044	72,448	330,492

		(Unaudited)
	At September 30, 2008
		Associated (1)	Other	Total
(ii)	Period-end balances

	(a) Arising from sales / purchases of goods / services
	Receivables from related parties	38,380	12,710	51,090
	Payables to related parties	(43,941)	(12,158)	(56,099)
		(5,561)	552	(5,009)
	(b) Financial debt
	Borrowings	(1,682)	-	(1,682)

13	Related party transactions (Cont.)

		(Unaudited)
	At December 31, 2007
		Associated (1)	Other	Total
(ii)	Year-end balances

	(a) Arising from sales / purchases of goods / services
	Receivables from related parties	45,773	8,015	53,788
	Payables to related parties	(61,597)	(7,379)	(68,976)
		(15,824)	636	(15,188)
	(b) Financial debt
	Borrowings (3)	(27,482)	-	(27,482)

(1) Includes Ternium S.A. and its subsidiaries (“Ternium”), Condusid C.A. (“Condusid”), Finma S.A.I.F (“Finma”), Lomond Holdings B.V. group (“Lomond”), Socotherm Brasil S.A. (“Socotherm”), Hydril Jindal International Private Ltd. and TMK – Hydril JV.
(2) Includes Ternium, Condusid, Finma, Lomond, Dalmine Energie, Socotherm, Hydril Jindal International Private Ltd.  and TMK – Hydril JV.
(3) Includes loan from Sidor to Materiales Siderurgicos S.A. (“Matesi”) of $26.4 million at December 31, 2007.

14	Investment in Ternium: Sidor nationalization process

On September 30, 2008, the Company held 11.46% of the capital stock of Ternium S.A.

On March 31, 2008 Ternium controlled shares representing approximately 59.7% of Sidor’s capital, while Corporación Venezolana de Guayana (“CVG”) (a Venezuelan governmental entity) and Banco de Desarrollo Económico y Social de Venezuela, or BANDES (a bank owned by the Venezuelan government), held approximately 20.4% of Sidor and certain Sidor employees and former employees held the remaining 19.9% interest.

On April 8, 2008, the Venezuelan government announced its intention to take control over Sidor. On April 29, 2008, the National Assembly of Venezuela passed a resolution declaring that the shares of Sidor, together with all of its assets, are of public and social interest. This resolution authorized the Venezuelan government to take any action it may deem appropriate in connection with any such assets, which may include expropriation.

On May 11, 2008, Decree Law 6058 of the President of Venezuela regulating the steel production activity in the Guayana, Venezuela region, dated April 30, 2008 (the “Decree”) was published. The Decree ordered that Sidor and its subsidiaries and associated companies be transformed into state-owned enterprises (“empresas del estado”), with Venezuela owning not less than 60% of their share capital. The Decree provided for the creation of a committee to negotiate over a 60-day period a fair price for the shares to be transferred to Venezuela.

Upon expiration of the above mentioned term, on July 12, 2008, Venezuela, acting through CVG, assumed operational control of Sidor. Ternium, however, has not yet transferred its formal ownership interest in Sidor to Venezuela.

The term provided in the Decree for the negotiation of the conditions under which all or a significant part of Ternium’s interest in Sidor will be transferred to Venezuela was extended until August 18, 2008. Negotiations continued even after this additional term expired.  On August 29, 2008, the President of Venezuela publicly stated his rejection to the latest proposal submitted by Ternium as part of their ongoing negotiations. The negotiations were subsequently resumed without result.

The impact of the potential government actions with respect to Sidor on Ternium’s financial position is not determinable.

15	Subsequent event

On November 6, 2008, the Company’s board of directors approved the payment of an interim dividend of $0.13 per share ($0.26 per ADS), or approximately $153 million, on November 27, 2008, with an ex-dividend date of November 24.

16	Recently issued accounting pronouncements

(i) International Accounting Standard 27 (amended 2008), “Consolidated and separate financial statements”

In January 2008, the International Accounting Standards Board (“IASB”) issued International Accounting Standard 27 (amended 2008), “Consolidated and separate financial statements” (“IAS 27 - amended”). IAS 27 - amended includes modifications to International Accounting Standard 27 that are related, primarily, to accounting for non-controlling interests and the loss of control of a subsidiary.

IAS 27 - amended must be applied for annual periods beginning on or after 1 July 2009, although earlier application is permitted. However, an entity must not apply the amendments contained in IAS 27 - amended for annual periods beginning before 1 July 2009 unless it also applies IFRS 3 (as revised in 2008).

In May 2008, the IASB issued International Accounting Standard 27 (amended 2008), “Consolidated and Separate Financial Statements Cost of an investment in a Subsidiary, Jointly Controlled Entity or Associate” (“IAS 27 - amended”). IAS 27 - amended includes modifications to International Accounting Standard 27 that are related, primarily, to the accounting for investments in subsidiaries, jointly controlled Entities or associates in separate financial statements when reorganizations are established.

The Company's management has not assessed the potential impact that the application of IAS 27 - amended may have on the Company's financial condition or results of operations.

(ii) International Financial Reporting Standard 3 (revised January 2008), “Business Combinations”

In January 2008, the IASB issued International Financial Reporting Standard 3 (revised January 2008), “Business Combinations” (“IFRS 3 revised”). IFRS 3 revised includes amendments that are meant to provide guidance for applying the acquisition method.

IFRS 3 revised replaces IFRS 3 (as issued in 2004) and comes into effect for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009. Earlier application is permitted, provided that IAS 27 – amended is applied at the same time.

The Company’s management estimates that the application of IFRS 3 revised will not have a material effect on the Company’s financial condition or results of operations.

(iii) Amendment to International Financial Reporting Standard 5 “Non-current Assets held for sale and Discontinued Operations”

In May 2008, the IASB amended International Financial Reporting Standard 5 “Non-current Assets held for sale and Discontinued Operations” by requiring this classification although the entity retains a non-controlling interest.

Entities shall apply these amendments for annual periods beginning on or after 1 July 2009. Earlier application is permitted, provided that IAS 27 – amended is applied at the same time.

16	Recently issued accounting pronouncements (Cont.)

(iv) IFRIC Interpretation 16 – Hedges of net investment in a foreign operation

In July 2008, International Financial Reporting Interpretations Committee (“IFRIC”) issued IFRIC Interpretation 16 “Hedges of net investment in a foreign operation” (“IFRIC 16”). IFRIC 16 applies to an entity that hedges the foreign currency risk arising from its net investments in foreign operations and wishes to qualify for hedge accounting in accordance with IAS 39.

An entity shall apply this Interpretation for annual periods beginning on or after 1 October 2008. Earlier application is permitted. If an entity applies this interpretation for a period beginning before 1 October 2008, it shall disclose that fact.

The Company’s management estimates that the application of IFRIC 16 will not have a material effect on the Company’s financial condition or results of operations.

Ricardo Soler
Chief Financial Officer